UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On May 27, 2025, Brooge Energy announced entering into a conditional sale and purchase agreement (the “Acquisition Agreement”) for the proposed sale of 100% of the total issued share capital of each of Brooge Petroleum and Gas Investments Company FZE and Brooge Petroleum and Gas Investment Company Phase III FZE, to Gulf Navigation Holding PJSC.

A copy of the Acquisition Agreement is hereby filed as Exhibit 4.94 hereto.

Exhibit No.	Description of Exhibit
4.94*	Conditional Sale and Purchase Agreement, dated 27 May 2025, by and between Brooge Energy Limited and Gulf Navigation Holding PJSC.

*	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: June 2, 2025	By:	/s/ Siavosh Hossein
	Name:	Siavosh Hossein
On behalf of Brooge Energy Limited

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